As filed with the Securities and Exchange Commission on January 17, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

UNIZAN FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Ohio	34-1442295
(**State or Other Jurisdiction of Incorporation or Organization**)	(**IRS Employer Identification No.**)

220 Market Avenue South, Canton, Ohio 44702
(**Address of Principal Executive Offices**)

UNB Corp. 1997 Stock Option Plan
and
1997 Omnibus Stock Incentive Plan for BancFirst Ohio Corp.
(**Full Title of Plans**)

James J. Pennetti
Executive V.P. and Chief Financial Officer
Unizan Financial Corp.
220 Market Avenue South
Canton, Ohio 44702
(330) 438-1118
(**Name, Address and Telephone Number of Agent for Service**)

Copies to:
Francis X. Grady, Esq.
Grady & Associates
20950 Center Ridge Road, Suite 100
Rocky River, Ohio 44116-4307
(440) 356-7255

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered (1)	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
common stock, no par value	634,818 shares (2)	$17.12(2)	$10,868,084.16	$ 999.86
common stock, no par value	760,192 shares (3)	$16.19(3)	$12,307,508.48	$1,132.29
common stock, no par value	123,534 shares (3)	$19.65(4)	$ 2,427,443.10	$ 223.32
Total			$25,603,035.74	$2,355.47

(1) Includes associated rights to purchase Unizan Financial Corp. common stock. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced solely by the certificates representing Unizan Financial Corp. common stock, and trade with Unizan Financial Corp. common stock.

(2) Shares of Unizan Financial Corp. common stock issuable upon exercise of options granted under BancFirst Ohio Corp.'s 1997 Omnibus Stock Incentive Plan, for a total of 634,818 shares, together with an indeterminate number of additional shares to adjust the number of shares issuable under the plan as a result of stock splits, stock dividends, and similar changes in outstanding common stock, as provided in Rule 416(a) under the Securities Act of 1933. The number of shares acquirable and the exercise price of options granted under BancFirst Ohio Corp.'s 1997 Omnibus Stock Incentive Plan have been adjusted for the 1.325 merger conversion ratio. *See* "Explanatory Note." The exercise price shown is the weighted average exercise price of outstanding options.

(3) Shares of Unizan Financial Corp. common stock issuable upon exercise of options granted (totaling 760,192 shares) or that may be granted hereafter (up to 123,534 shares) under the UNB Corp. 1997 Stock Option Plan, together with an indeterminate number of additional shares to adjust the number of shares issuable under the plan as a result of stock splits, stock dividends, and similar changes in outstanding common stock, as provided in Rule 416(a) under the Securities Act of 1933. The exercise price shown is the weighted average exercise price of outstanding options.

(4) Estimated solely for the purpose of calculating the amount of the registration fee. Consistent with Rule 457(h) under the Securities Act of 1933, the price per share is estimated to be $19.65 based upon the closing price of Unizan Financial Corp. common stock on the Nasdaq National Market on January 14, 2003.

TABLE OF CONTENTS

EXPLANATORY NOTE

On March 7, 2002 BancFirst Ohio Corp. merged into UNB Corp. under the terms of the September 5, 2001 Agreement of Merger and Plan of Reorganization among UNB Corp., United National Bank & Trust Co., BancFirst Ohio Corp., and The First National Bank of Zanesville. At the same time, UNB Corp. changed its name to Unizan Financial Corp. Unizan Financial Corp. has assumed both the UNB Corp. 1997 Stock Option Plan and the 1997 Omnibus Stock Incentive Plan for BancFirst Ohio Corp. However, no additional option awards may be made under BancFirst Ohio Corp.'s 1997 Omnibus Stock Incentive Plan. As a result of the merger, stock options granted under BancFirst Ohio Corp.'s 1997 Omnibus Stock Incentive Plan became options to acquire Unizan Financial Corp. stock, but the number of shares acquirable and the option exercise prices have been adjusted based on the 1.325 merger conversion ratio.

Options to acquire 760,192 shares of Unizan Financial Corp. common stock have been granted and are outstanding under the UNB Corp. 1997 Stock Option Plan, with exercise prices ranging from $12.69 to $20.25 per share. Options to acquire 123,534 shares may be granted hereafter under the 1997 Stock Option Plan. Options to acquire 634,818 shares of Unizan Financial Corp. are outstanding under the BancFirst Ohio Corp. 1997 Omnibus Stock Incentive Plan, with exercise prices ranging from $11.32 to $25.88 per share.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

In accordance with the instructions to Part I of Form S-8, the information required to be set forth in Part I of Form S-8 has been omitted from this Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents are incorporated by reference in this registration statement:

(a)   The latest annual report of Unizan Financial Corp. (formerly known as UNB Corp.) for the fiscal year ended December 31, 2001,

(b)   All other reports of Unizan Financial Corp. filed under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 since December 31, 2001,

(c)   The audited financial statements of BancFirst Ohio Corp. for the fiscal year ended December 31, 2001 and related report of independent accountants, included as Exhibit 20 to the Form 10-Q Quarterly Report of Unizan Financial Corp. for the quarter ended March 31, 2002, as filed with the Securities and Exchange Commission (SEC File No. 0-13270) on May 14, 2002,

(d)   The description of common stock set forth in UNB Corp.'s Registration Statement on Form 8-A filed under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description, and the description of Unizan Financial Corp.'s common stock and shareholder rights contained under the captions "DESCRIPTION OF UNB COMMON STOCK" and "COMPARISON OF SHAREHOLDERS' RIGHTS" in the November 28, 2001 joint proxy statement and prospectus forming part of Unizan Financial Corp.'s Form S-4 registration statement, as filed with the Securities and Exchange Commission (SEC File No. 333-71614) on October 15, 2001 and amended November 28, 2001 by Amendment No. 1, as such description of common stock may be modified by the Description of Securities in Item 4 of this Form S-8 registration statement, and

(e)   The description of Unizan Financial Corp.'s shareholder rights contained under the caption "COMPARISON OF SHAREHOLDERS' RIGHTS — Shareholder Rights Agreement" in the November 28, 2001 joint proxy statement and prospectus forming part of Unizan Financial Corp.'s Form S-4 registration statement, as filed with the Securities and Exchange Commission (SEC File No. 333-71614) on October 15, 2001 and amended November 28, 2001 by Amendment No. 1, and the Form 8-K Current Report filed by Unizan Financial Corp. (formerly known as UNB Corp.) with the Securities and Exchange Commission on October 15, 1998 (SEC File No. 0-13270), including the copy of the Rights Agreement attached thereto as exhibit 99.1, as such description of shareholder rights may be modified by the Description of Securities in Item 4 of this Form S-8 registration statement.

All documents subsequently filed by Unizan Financial Corp. under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this registration statement from the date of filing of such documents.

ITEM 4. DESCRIPTION OF SECURITIES

The common stock of Unizan Financial Corp. is registered under section 12 of the Securities Exchange Act of 1934. The description of Unizan Financial Corp.'s common stock contained under the captions "DESCRIPTION OF UNB COMMON STOCK" and "COMPARISON OF SHAREHOLDERS' RIGHTS" in the November 28, 2001 joint proxy statement and prospectus forming part of Unizan Financial Corp.'s Form S-4 registration statement, as filed with the Securities and Exchange Commission (SEC File No. 333-71614) on October 15, 2001 and amended by Amendment No. 1 filed on November 28, 2001, is incorporated herein by reference. The description of the October 15, 1998 Rights Agreement contained under the caption "COMPARISON OF SHAREHOLDERS' RIGHTS — Shareholder Rights Agreement" in the November 28, 2001 joint proxy statement and prospectus forming part of Unizan Financial Corp.'s Form S-4 registration statement, as filed with the Securities and Exchange Commission (SEC File No. 333-71614) on October 15, 2001 and amended by Amendment No. 1 filed on November 28, 2001, and in the Form 8-K Current Report filed by Unizan Financial Corp. (formerly known as UNB Corp.) with the Securities and Exchange Commission on October 15, 1998 (SEC File No. 0-13270), including the copy of the Rights Agreement attached as exhibit 99.1 thereto, is incorporated herein by reference.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Ohio law, an Ohio corporation may indemnify its directors, officers, employees, and agents against expenses reasonably incurred in the successful defense (on the merits or otherwise) of an action, suit, or proceeding. The corporation may indemnify such persons in actions, suits, and proceedings (including certain derivative suits) if the individual acted in good faith and in a manner that the individual believed to be in or not opposed to the best interests of the corporation. In the case of a criminal proceeding, the individual must also have no reasonable cause to believe that his or her conduct was unlawful.

Indemnification may be made only if ordered by a court or if authorized in a specific case upon a determination that the applicable standard of conduct has been satisfied. Such a determination may be made by a majority of the disinterested directors, by independent legal counsel, or by the shareholders.

Under Ohio law, the Registrant may pay the expenses of any indemnified individual as they are incurred, in advance of the final disposition of the matter, if the individual provides an undertaking to repay the amount if it is ultimately determined that the individual is not entitled to be indemnified. Ohio law generally requires all expenses, including attorney's fees, incurred by a director of an Ohio corporation in defending any action, suit, or proceeding to be paid by the corporation as they are incurred if the director agrees (1) to repay such amounts if it is proved by clear and convincing evidence that the director's action or omission was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation and (2) to reasonably cooperate with the corporation concerning the action, suit, or proceeding.

As amended and restated, Unizan Financial Corp.'s Articles of Incorporation provide in Article VI for indemnification of directors and officers, as follows —

"(A) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this Corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, against all expenses, liability, and loss including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

"(B) The Corporation shall indemnify any person who was or is a party, or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this Corporation), domestic or foreign, nonprofit, or for profit, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

"(C) To the extent that a person has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in Sections (A) and (B) of this Article VI or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

"(D) Any indemnification under Sections (A) and (B) of this Article, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that such indemnification is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections (A) and (B) of this Article VI. Such determination shall be made (i) by a majority vote of a quorum consisting of directors of the

Corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or (ii) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the Corporation, or any person to be indemnified within the past five years, or (iii) by the shareholders, or (iv) by a court of common pleas or the court in which such action, suit or proceeding was brought.

"(E) Expenses, including attorneys' fees, incurred in defending any action, suit, or proceeding referred to in Sections (A) or (B) of this Article shall be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding.

"(F) If a claim under Sections (A), (B) or (C) is not paid in full by the Corporation within thirty days after a written claim therefor has been received by the Corporation, the claimant may any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. Except in the case of claims made under Section (C) of this Article, it shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending action, suit or any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the applicable law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation.

"Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

"(G) The right to be indemnified or to the reimbursement or advancement of expenses pursuant thereto (i) is a contract right based upon good and valuable consideration, pursuant to which the person entitled thereto may bring suit as if the provisions hereof were set forth in separate written contract between the Corporation and the director or officer, (ii) is intended to be retroactive and shall be available with respect to events occurring prior to the adoption hereof, and (iii) shall continue to exist after the rescission or restrictive modification hereof with the respect to events occurring prior thereto.

"(H) Any director or officer of the Corporation serving, in any capacity, (i) another company of which a majority of the shares entitled to vote in the election of its directors is held by the Corporation, or (ii) any employee benefit plan of the Corporation or of any company referred to in clause (i), or (iii) any not-for-profit organization designated for such service by a person who is an "executive officer" of the Corporation's principal banking subsidiary, within the meaning of Regulation 12 C.F.R. Section 215, or (iv) any trust officer who serves as a director of a corporation a significant portion of whose stock is owned in trust by the Corporation, shall be deemed to be doing so at the request of the Corporation.

"(I) The rights conferred on any person by Sections (A), (B) and (C) of this Article VI shall not be exclusive of and are in addition to any other right which such person may have or may hereafter acquire under any statute, provision of the Articles of Incorporation, Code of Regulations or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

"(J) The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit or self-insurance, at its expense, to protect itself and any director or officer of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against expenses, liabilities or losses, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Ohio general corporation law.

"(K) As used in this article, references to "the Corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation as a director, trustee or officer of another corporation (including a subsidiary of this Corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this Article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

"(L) Notwithstanding the foregoing, the Corporation shall not indemnify any institution affiliated party, as defined at 12 USC 1813(u), for an administrative proceeding or action instituted by an appropriate bank regulatory agency except where such indemnification is reasonable and consistent with the requirements of 12 USC 1828(k) and the implementing regulations thereunder."

In addition, Unizan Financial Corp. entered into indemnification agreements with directors and certain of its executive officers. Dated May 17, 2001, the indemnification agreements are included as exhibit 10.r to the Form 10-Q Quarterly Report for the quarter ended June 30, 2001. The indemnification agreements would require Unizan Financial Corp. to indemnify the directors and executive officers and allow the directors and executive officers to select the most favorable indemnification rights provided under —

- Unizan Financial Corp.'s Articles of Incorporation and Code of Regulations in effect when the indemnification agreements were entered into or when expenses are incurred,

- Ohio law in effect on the date of the indemnification agreement or on the date expenses are incurred, or

- any liability insurance policy obtained by Unizan Financial Corp. that was in effect when the indemnification agreements were entered into or that is in effect when expenses are incurred.

The directors and executive officers would have the right to be reimbursed for expenses as they are incurred, but only if they file with Unizan Financial Corp. an undertaking to repay that amount if it is later determined that they must repay it. No indemnification will be required under the indemnification agreements for actions, fines, or penalties that are specifically excluded from indemnification coverage under applicable Ohio law, or for any proceeding initiated by the director or executive officer without the consent of the board of directors, except in limited cases.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Not Applicable.

ITEM 8. EXHIBITS

See the Index to Exhibits.

ITEM 9. UNDERTAKINGS

A.   The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

    (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

C.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Unizan Financial Corp., the registrant, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Canton, State of Ohio, on this 17th day of January, 2003.

UNIZAN FINANCIAL CORP.

By: /s/ Roger L. Mann
_____
Roger L. Mann, President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

Each person whose signature appears below constitutes and appoints Roger L. Mann, James H. Nicholson, and James J. Pennetti, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, as attorneys or attorney of the undersigned, to execute and file under the Securities Act of 1933 a registration statement on Form S-8 for the offer and sale of shares of common stock, without par value, of Unizan Financial Corp., and any and all amendments and exhibits thereto, including pre- and post-effective amendments, and any and all applications or other documents to be filed with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and any state securities agency or agencies pertaining to registration or qualification of the shares of common stock of Unizan Financial Corp. or the offer and sale thereof, with full power and authority to do and perform any and all acts and things whatsoever necessary, appropriate or desirable to be done in the premises, or in the name, place and stead of the said person, hereby ratifying and approving the acts of said attorneys and any of them and any such substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Roger L. Mann	January 17, 2003
Roger L. Mann, President and Chief Executive Officer and Director (principal executive officer)	
/s/ James J. Pennetti	January 17, 2003
James J. Pennetti, Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	
Louis V. Bockius, III, Director	
Philip E. Burke, Director	
E. Lang D'Atri, Director	
/s/ Roger L. DeVille	January 17, 2003
Roger L. DeVille, Director	
/s/ Frank J. Dosch	January 17, 2003
Frank J. Dosch, Director	

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Gary N. Fields, Chairman of the Board and Director

/s/ Susan S. Henderson   January 17,
————————————————————   2003
Susan S. Henderson, Director

————————————————————
Edgar W. Jones, Jr., Director

/s/ Russell W. Maier   January 17,
————————————————————   2003
Russell W. Maier, Director

/s/ James M. Matesich   January 17,
————————————————————   2003
James M. Matesich, Director

————————————————————
James L. Nichols, Director

————————————————————
William F. Randles, Director

————————————————————
E. Scott Robertson, Director

/s/ Karl C. Saunders   January 17,
————————————————————   2003
Karl C. Saunders, Director

————————————————————
Marc L. Schneider, Director

/s/ George M. Smart   January 17,
————————————————————   2003
George M. Smart, Director

/s/ William T. Stewart   January 17,
————————————————————   2003
William T. Stewart, Director

/s/ John W. Straker, Jr.   January 17,
————————————————————   2003
John W. Straker, Jr., Director

/s/ Warren W. Tyler   January 17,
————————————————————   2003
Warren W. Tyler, Director

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
4.1	Articles of Incorporation of Unizan Financial Corp. as amended and restated (included in the November 28, 2001 joint proxy statement and prospectus forming part of Unizan Financial Corp.'s Form S-4 registration statement, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 28, 2001 (File No. 333-71614), Appendix A, Exhibit 1.5, and incorporated herein by this reference)
4.2	Code of Regulations of Unizan Financial Corp. (included in the November 28, 2001 joint proxy statement and prospectus forming part of Unizan Financial Corp.'s Form S-4 registration statement, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 28, 2001 (File No. 333-71614), Appendix A, Exhibit 1.5, and incorporated herein by this reference)
*4.3	UNB Corp. 1997 Stock Option Plan, as amended
*4.4	1997 Omnibus Stock Incentive Plan for BancFirst Ohio Corp., as amended
4.5	Rights Agreement dated as of October 15, 1998 between the Registrant and Unizan Bank, N.A. (formerly known as United National Bank & Trust Company) as rights agent (included as Exhibit 99.1 in the Form 8-K Current Report filed by Unizan Financial Corp. (formerly known as UNB Corp.) with the Securities and Exchange Commission on October 15, 1998 (SEC File No. 0-13270) and incorporated herein by this reference)
*5	Opinion of Grady & Associates regarding legality
*23.1	Consent of Crowe, Chizek and Company LLP
*23.2	Consent of PricewaterhouseCoopers LLP
23.3	Consent of Grady & Associates (included in Exhibit 5)
24	Power of Attorney (included on the signature page of this Form S-8 registration statement)

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*   Filed herewith

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